Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian

Suncor releases 2018 Report on Sustainability

Calgary, Alberta (July 19, 2018) – Suncor today released its 2018 Report on Sustainability which details the company’s environmental, social and economic performance. It also includes Suncor’s perspective on the challenges and opportunities of climate change, and the transition to a low-carbon economy. This year’s report is available both online and as a downloadable PDF.

“Canada has the energy the world needs. Our challenge is to continually improve our performance, inspire others to do so and move our products to new customers in new markets in the years ahead,” said Steve Williams, president and chief executive officer. “For a company like Suncor, that means our oil must be globally competitive on cost and carbon. I’m encouraged by the progress we’re making in both of these areas.”

Highlights of the report include:

•                 CEO message: Steve Williams, president and chief executive officer, reflects on the importance of long-term thinking in response to the social, economic and environmental opportunities and challenges.

•                 2018 Climate Report:Suncor has an important role to play in improving environmental performance while delivering energy and shareholder value. This year, the company’s climate report is available within the Report on Sustainability, and as a stand-alone downloadable PDF.

•                 Updates on our sustainability goals: includes the plans Suncor continues to develop to reduce GHG intensity and strengthen relationships with Aboriginal Peoples in Canada.

•                 Sustainability Q&A: Eric Axford, EVP and chief sustainability officer, and Arlene Strom, VP, sustainability & communications, discuss the future of sustainability, Suncor’s progress and its integration plan.

•                 Suncor’s work with communities: the report shares how within Suncor’s vision to be trusted stewards of valuable natural resources, the company is working to build and maintain relationships with local communities, Aboriginal Peoples and stakeholders. The report also includes details on the work of community investment and the Suncor Energy Foundation.

•                 Focus on innovation: highlights Suncor’s investments in technology development and deployment to improve cost and carbon competitiveness. This section of the report highlights that innovation is not limited to technology. The way the world views energy development has changed, and it takes an innovative approach to find solutions in a collaborative and responsible way.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

2017 key statistics and facts:

•                 Appointed a chief sustainability officer, reporting to the chief executive officer, to enhance the culture of sustainability within the organization.

•                 Invested approximately $350 million developing and deploying new technologies to optimize current assets and develop next generation facilities.

•                 Contributed over $2.1 billion in royalties and taxes for governments – revenues that were then available to help fund public sector programs, including education, health care and vital infrastructure.

•                 Suncor is a signatory to the Boreal Forest Conservation Framework – a national conservation vision developed by 20 First Nations, environmental groups and resource companies.

•                 Over the last 16 years, the company has developed eight wind power projects with a gross-generating capacity totaling 395 megawatts (MW), of which we have retained 111 MW of gross generating capacity.

•                 Spent $521 million with Aboriginal suppliers across Canada, bringing the total spend to approximately $4.0 billion with Aboriginal suppliers since 1999.

•                 Through the Suncor Energy Foundation, became a founding partner in the Wood Buffalo Community Foundation.

Suncor’s sustainability reporting journey spans two decades, and this report continues that approach to transparency. It’s one of the ways Suncor measures progress, and continually monitors and assesses the impacts and benefits of its business.

Legal Advisory – Forward-Looking Information

This news release, as well as Suncor’s 2018 Report on Sustainability and the 2018 Climate Report to which links are provided in this news release, contain certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trend. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.  Forward-looking statements in this new release include references to Suncor’s GHG goal and social goal, the belief that Canada has the energy the world needs and Suncor’s role in meeting the challenges associated with that belief.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the first quarter of 2018 dated May 1, 2018 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

For more information please contact:

Media inquiries:
403-296-4000
media@suncor.com

Investor inquiries:
800-558-9071
invest@suncor.com